LNR Capital Corporation
                        1601 Washington Avenue, Suite 800
                           Miami Beach, Florida 33139
                                 (305) 695-5500



                                 August 15, 2007


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Sara D. Kalin

             Re:  LNR Capital Corporation
                  Request to Withdraw Registration Statement on Form S-11 (Registration No. 333-126803) Originally Filed July 22, 2005
                  ------------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, LNR Capital Corporation (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-reference registration statement on Form S-11 (the "Registration Statement").

         The Registration Statement was filed in connection with a proposed initial public offering of the Registrant's common stock, par value $0.001 per share (the "Common Stock"). The Registrant is withdrawing the Registration Statement and will not complete the proposed initial public offering because it believes that the withdrawal is in the best interests of the Company and its shareholders.

         The Registration Statement was not declared effective and no securities were offered or sold under the Registration Statement or the prospectus contained therein. All activity regarding the proposed initial public offering had been discontinued.

         Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.



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August 15, 2007
Page 2



         Please do not hesitate to contact me at (305) 695-5500 with any questions you may have.




                                      Sincerely,



                                      LNR CAPITAL CORPORATION



                                      By:     /s/ Robert B. Cherry
                                            ---------------------------------
                                            Name:   Robert B. Cherry
                                            Title:  Chief Executive Officer